香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

10th August 2007

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

> Interim Results Announcement dated 9th August 2007 - published on the Hong Kong Stock Exchange's and our Company's websites on 9th August 2007 and in the newspapers on 10th August 2007.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

dlw 8/20

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

香港堅尼地道四十四號港燈中心
Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
電話/Tel 2843 3111 傳真/Fax 2810 0506
電郵/Email mail@hec.com.hk
www.heh.com

港燈
HK Electric

2007 INTERIM RESULTS

CHAIRMAN'S STATEMENT

Half Year Results

The Group's unaudited consolidated net profit, after tax and Scheme of Control transfers, for the first six months of 2007 was HK$2,660 million, an increase of 7.3% over the same period last year. The Hongkong Electric Company, Ltd. (HEC) earnings for the period were HK$2,141 million (2006: HK$2,128 million). Earnings from the Group's international operations for the six month period were HK$286 million compared with HK$209 million for the same period in 2006. The higher first half 2007 international operations earnings reflected higher operating revenue and higher exchange translation gains on Australian dollar denominated income.

Interim Dividend

The Directors have today declared an interim dividend for 2007 of 58 cents (2006: 58 cents) per share. The dividend will be payable on 21st September 2007, to shareholders whose names appear in the Company's Register of Members on 20th September 2007.

Hong Kong Operations

Growth in unit sales of electricity for the first six months of 2007 was 1.5%. The low level of sales growth was primarily due to the cooler and dryer weather in the spring and to the effect of various energy saving initiatives which together substantially offset the impact of the stronger Hong Kong economy. Maximum demand in the first six months of the year was 2,455 MW compared with 2,434 MW for the same period in 2006.

Our emission reduction programme at the Lamma Power Station continued during the first half of 2007 with work on the flue gas desulphurisation and low nitrogen oxide burner retrofit works for Units 4 and 5. Completion of the retrofit works for Unit 5 is scheduled for 2009 and Unit 4 for 2010. The emission reduction initiatives being undertaken over the next few years will assist us in meeting the Government's 2010 emission targets.

Unit 9, HEC's first 335 MW gas fired combined cycle unit which was commissioned in October 2006 performed satisfactorily during the first half of 2007. It is anticipated that approximately 15% of the electricity generated at the Lamma Power Station in 2007 will be generated by gas. By the end of 2010, it is expected that more than 90% of electricity generated at Lamma will be generated by gas and by coal fired units fitted with flue gas desulphurisations units and low nitrogen oxide burners.

The 800-kW wind turbine on Lamma Island continued to attract public interest in renewable energy with the education exhibit at the site being popular. The potential of a 100 MW offshore wind farm for Hong Kong is being evaluated. A site selection study is underway to identify a preferred site from several potential sites, the study is scheduled for completion later in the year and the next step would then be for an environmental assessment study to be undertaken.

Investment in the transmission and distribution network continued during the first half of 2007 enhancing system reliability and stability. Construction works continued on the Marsh Road 275/132kV substation building which is scheduled for commissioning in August 2008. Customer service remained a priority during the first half of 2007 with all of HEC's 18 published service pledges having been met.

HEC's customers continued to enjoy world class supply reliability during the first six months of 2007 with a supply reliability rating of 99.999% being maintained, a level that has been consistently maintained since 1997.

During the first half of 2007, we continued to promote renewable energy in Hong Kong through the Hongkong Electric Clean Energy Fund and the efficient use of energy through the Smart Power Campaign.

Discussions have continued with the HKSAR Government on the regulatory framework for the electricity market in Hong Kong following the expiry of the current scheme of control agreement at the end of 2008. We have reiterated to the Government that the existing scheme of control and the permitted return under that scheme have ensured that the necessary long term investment has been made in the generation, transmission and distribution facilities to achieve the high degree of stability and reliability that Hong Kong enjoys today and which is not always available in other parts of the world. The post 2008 regulatory framework must recognize our shareholders' continued substantial investment over many years in Hong Kong's electricity infrastructure and our customers' interests in the continued enjoyment of a secure and reliable electricity supply.

International Operations

During the first half of 2007, our Australian electricity businesses recorded satisfactory results with increased revenue. Northern Gas Networks in the U.K. performed in line with expectations. In Thailand construction of the Ratchaburi 1,400 MW gas fired power station in which we have a 25% interest is progressing well.

Outlook

In Hong Kong we expect that the low level of growth in electricity sales will continue into the second half of the year. Higher coal and natural gas prices are expected to continue to negatively impact fuel costs into 2008.

Our international investments have performed well in the first half of 2007. The Group has benefited from its strategy of investing outside Hong Kong. We will continue with this strategy so as to reduce our reliance on earnings from the electricity operations in Hong Kong.

I would like to take this opportunity to thank the board, management and staff for their hard work and contributions during the period.

Canning Fok Kin-ning
Chairman
Hong Kong, 9th August 2007

FINANCIAL REVIEW

Capital Expenditure, Liquidity and Financial Resources

Capital expenditure during the period amounted to HK$671 million, which was primarily funded by cash from operations. Total external borrowings outstanding at 30th June 2007 were HK$14,881 million (31st December 2006 : HK$14,689 million), comprising unsecured bank loans and debt securities in issue. In addition, the Group had undrawn committed bank facilities of HK$5,700 million (31st December 2006 : HK$5,686 million) and available liquid funds of HK$10,968 million (31st December 2006 : HK$10,462 million).

Treasury Policies, Financing Activities and Capital Structure

The Company manages its financial risks in accordance with guidelines laid down in its treasury policy, which is approved by the Board. The Company aims to ensure that adequate financial resources are available for refinancing and business growth. The Company's treasury policy is designed to manage the Group's currency, interest rate and counterparty risks.

In January 2007, The Hongkong Electric Company, Ltd. (HEC), through its subsidiary, Hongkong Electric Finance Limited, issued HK$500 million 5-year notes carrying a coupon rate of 4.32% p.a..

As at 30th June 2007, the net debt of the Group was HK$3,913 million (31st December 2006 : HK$4,227 million) with a net debt-to-equity ratio of 9% (31st December 2006 : 10%).

The profile of the Group's external borrowings, after taking into account of currency and interest rate swaps, was as follows:-

(1) 73% were in Hong Kong dollars and 27% in Australian dollars;

(2) 74% were bank loans and 26% were capital market instruments;

(3) 9% were repayable within 1 year, 62% were repayable between 2 and 5 years and 29% were repayable beyond 5 years;

(4) 44% were in fixed rate and 56% were in floating rate.

Currency and interest rate risks are actively managed in accordance with the Group's treasury policy. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks and not for speculative purposes. Treasury transactions are only executed with counterparties with acceptable credit ratings to control credit risk exposure.

The Group's policy is to maintain a portion of its debt in fixed or capped interest rates. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate swaps and caps. As at 30th June 2007, 44% of the Group's total borrowings were fixed rate.

The Group's principal foreign currency exposures arise from its overseas investments and from the import of fuel and capital equipment for HEC. Foreign currency transaction exposure is managed, utilising forward contracts and currency swaps. As at 30th June 2007, over 99% of the Group's transaction exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Where considered appropriate, currency exposure arising from overseas investments is mitigated by financing those investments in local currency borrowings. Foreign currency fluctuations will affect the translated value of the net assets of overseas investments and the resultant translation difference is included in the Group's reserve account.

The contractual notional amounts of derivative financial instruments outstanding at 30th June 2007 amounted to HK$6,397 million (31st December 2006 : HK$5,306 million).

Charges on Group Assets

The shares of an associate were pledged as part of the security arrangements for project financing facilities for that associate. The carrying value of the associate as at 30th June 2007 was HK$115 million (31st December 2006 : HK$75 million).

Contingent Liabilities

As at 30th June 2007, the Company had given guarantees and indemnities in respect of bank and other borrowing facilities made available to and financial commitments of subsidiaries totalling HK$5,856 million (31st December 2006 : HK$5,563 million). Out of this amount, HK$5,591 million (31st December 2006 : HK$5,257 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

As at 30th June 2007, a wholly-owned subsidiary of the Company, HEC, has given guarantees to third parties in respect of the value of leased equipment of HK$210 million (31st December 2006 : HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay levels are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2007, excluding directors' emoluments, amounted to HK$421 million (30th June 2006 : HK$437 million). As at 30th June 2007, the Group employed 1,890 (30th June 2006 : 1,960) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for employees in management and functional skills, language skills, computer knowledge and technology relevant to the Group's industry by both classroom training and e-learning platforms. Job-related courses to develop and enhance the general skills and knowledge of employees are also provided.

OTHER INFORMATION

Closure of Register of Members

The register of members will be closed from Thursday, 13th September 2007 to Thursday, 20th September 2007 both days inclusive for the purpose of ascertaining entitlement to the interim dividend. To qualify for the interim dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 12th September 2007.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the six months ended 30th June 2007.

Code on Corporate Governance Practices

With the exception that Non-executive Directors are not appointed for a specific term but retire by rotation and subject to re-election once every three years, the Company has complied with the applicable code provisions in the Code on Corporate Governance Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months ended 30th June 2007.

HONGKONG ELECTRIC HOLDINGS LIMITED
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 30TH JUNE 2007

	Note	**Six months ended 30th June** **2007** **HK$ million**	2006 HK$ million
Turnover	3	**5,841**	5,653
Direct costs		**(2,041)**	(1,989)
		3,800	3,664
Other revenue and net income		**552**	417
Other operating costs		**(432)**	(404)
Finance costs		**(318)**	(181)
Operating profit		**3,602**	3,496
Share of profits less losses of associates		**126**	73
Profit before taxation	4	**3,728**	3,569
Income tax	5	**(568)**	(572)
Profit after taxation		**3,160**	2,997
Scheme of Control transfers to:	6		
Development Fund		**(500)**	(518)
Rate Reduction Reserve		**-**	-
		(500)	(518)
Profit attributable to equity shareholders			
Local activities		**2,374**	2,270
Overseas activities		**286**	209
Profit for the period		**2,660**	2,479
Interim dividend	7	**1,238**	1,238
Earnings per share – basic and diluted	8	**125 cents**	116 cents
Interim dividend per share	7	**58 cents**	58 cents

HONGKONG ELECTRIC HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEET
AT 30TH JUNE 2007

	Note	(Unaudited) 30th June 2007 HK$ million	(Audited) 31st December 2006 HK$ million
Non-current assets			
Fixed assets			
- Property, plant and equipment		**41,416**	41,763
- Assets under construction		**2,312**	2,355
- Interests in leasehold land held for own use under operating leases		**2,350**	2,378
		46,078	46,496
Interest in associates		**6,944**	6,339
Other non-current financial assets		**1,687**	1,687
Derivative financial instruments		**80**	47
Deferred tax assets		**1**	1
Employee retirement benefit assets		**584**	578
		55,374	55,148
Current assets			
Inventories		**477**	484
Trade and other receivables	9	**1,589**	1,119
Fuel Clause Account		**393**	566
Cash and cash equivalents	10	**10,968**	10,462
		13,427	12,631
Current liabilities			
Trade and other payables	11	**(841)**	(1,095)
Bank overdrafts - unsecured		**-**	(4)
Current portion of bank loans and other borrowings		**(1,416)**	(1,089)
Current taxation		**(871)**	(551)
		(3,128)	(2,739)
Net current assets		**10,299**	9,892
Total assets less current liabilities		**65,673**	65,040
Non-current liabilities			
Interest-bearing borrowings		**(13,465)**	(13,596)
Derivative financial instruments		**(15)**	(1)
Customers' deposits		**(1,559)**	(1,537)
Deferred tax liabilities		**(5,441)**	(5,432)
Employee retirement benefit liabilities		**(388)**	(389)
		(20,868)	(20,955)
Rate Reduction Reserve		**-**	-
Development Fund		**(500)**	-
Net Assets		**44,305**	44,085
Capital and Reserves			
Share capital		**2,134**	2,134
Reserves		**42,171**	41,951
Total equity attributable to equity shareholders of the Company		**44,305**	44,085

Notes:

1. Review of Condensed Interim Financial Statements

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. Basis of Preparation

The condensed interim financial statements have been prepared in accordance with the applicable provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

These condensed interim financial statements should be read in conjunction with the 2006 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the 2006 annual financial statements except for the adoption of the new standards, amendments to standards and interpretations issued by the HKICPA which are mandatory for the annual periods beginning 1st January 2007. The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 31st December 2007.

(a) Amendment to HKAS 1 Presentation of Financial Statements: Capital Disclosures (effective for annual periods beginning on or after 1st January 2007)

(b) HKFRS 7 Financial Instruments: Disclosures (effective for annual periods beginning on or after 1st January 2007)

(c) HK(IFRIC) Interpretation 7 Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after 1st March 2006)

(d) HK(IFRIC) Interpretation 8 Scope of HKFRS 2 (effective for annual periods beginning on or after 1st May 2006)

(e) HK(IFRIC) Interpretation 9 Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1st June 2006)

The adoption of these new standards, amendments to standards and interpretations has no material financial effect on the Group's results and financial position for the current or prior periods.

2. Basis of Preparation (continued)

The Group has not early adopted the following new/revised standards and interpretations that have been issued but not yet effective for the accounting period ending 31st December 2007. The Group is in the process of making an assessment of the impact of these new/revised standards and interpretations to the Group's results of operations and financial position in the period of initial application.

		Effective for annual periods beginning on or after
HKAS 23 (Revised)	Borrowing Costs	1st January 2009
HKFRS 8	Operating Segments	1st January 2009
HK(IFRIC) Interpretation 11	HKFRS 2 - Group and Treasury Share Transactions	1st March 2007
HK(IFRIC) Interpretation 12	Service Concession Arrangements	1st January 2008

3. Turnover and Segmental Information

The analyses of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June		**Operating profit** Six months ended 30th June	
	2007 **HK$ million**	2006 HK$ million	**2007** **HK$ million**	2006 HK$ million
Principal activities				
Sales of electricity and its related income	**5,818**	5,634	**3,404**	3,281
Technical service fees	**23**	19	**4**	4
Unallocated and other items	**-**	-	**50**	76
	5,841	5,653	**3,458**	3,361
Interest income			**486**	327
Finance costs			**(318)**	(181)
Unallocated group expenses			**(24)**	(11)
Operating profit			**3,602**	3,496

3. Turnover and Segmental Information (continued)

Geographical locations of operations

	Turnover Six months ended 30th June 2007 HK$ million	2006 HK$ million
Hong Kong	**5,832**	5,647
Rest of Asia and other locations	**9**	6
	5,841	5,653

4. Profit Before Taxation

	Six months ended 30th June 2007 HK$ million	2006 HK$ million
Profit before taxation is shown after charging/(crediting):		
Depreciation		
Depreciation charges for the period	**1,042**	1,008
Less : depreciation capitalised	**(63)**	(67)
	979	941
Amortisation of leasehold land	**28**	27
Net profit on disposal of fixed assets	**-**	(3)

5. Income Tax

	Six months ended 30th June 2007 HK$ million	2006 HK$ million
Current Tax		
The Company and its subsidiaries – Hong Kong	**572**	542
– Overseas	**1**	-
	573	542
Deferred Tax		
The Company and its subsidiaries – Hong Kong	**(5)**	29
– Overseas	**-**	1
	(5)	30
Total	**568**	572

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2006 : 17.5%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profits for the period.

6. Scheme of Control Transfers

The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

7. Interim Dividend

After the balance sheet date, the interim dividend declared by the Board of Directors is as follows:

	Six months ended 30th June	
	2007	2006
	HK$ million	HK$ million
Interim dividend of 58 cents per share (2006 : 58 cents per share)	**1,238**	1,238

8. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of HK$2,660 million (2006 : HK$2,479 million) and 2,134,261,654 ordinary shares (2006 : 2,134,261,654 ordinary shares) in issue during the period.

9. Trade and Other Receivables

	30th June	31st December
	2007	2006
	HK$ million	HK$ million
Derivative financial instruments	**10**	19
Debtors (see note below)	**1,579**	1,100
	1,589	1,119
Debtors' ageing is analysed as follows:		
Current or less than 1 month overdue	**848**	596
1 to 3 months overdue	**24**	29
More than 3 months overdue but less than 12 months overdue	**9**	10
Total trade debtors (see note below)	**881**	635
Deposits, prepayments and other receivables	**698**	465
	1,579	1,100

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

10. Cash and Cash Equivalents

	30th June 2007 HK$ million	31st December 2006 HK$ million
Deposits with banks and other financial institutions	**10,927**	10,435
Cash at bank and in hand	**41**	27
	10,968	10,462

11. Trade and Other Payables

	30th June 2007 HK$ million	31st December 2006 HK$ million
Creditors (see note below)	**832**	1,090
Derivative financial instruments	**9**	5
	841	1,095
Creditors' ageing is analysed as follows:		
Due within 1 month or on demand	**185**	349
Due after 1 month but within 3 months	**176**	267
Due after 3 months but within 12 months	**432**	441
	793	1,057
Other payables	**39**	33
	832	1,090

Board of Directors

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin-ning, Canning (Chairman), Mr. TSO Kai-sum (Group Managing Director), Mrs. CHOW WOO Mo-fong, Susan, (also alternate to Mr. FOK Kin-ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing-lam, Mr. LEE Lan-yee, Francis, Mr. LI Tzar-kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT and Mr. WAN Chi-tin.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI, Mr. George Colin MAGNUS and Mr. YEE Lup-yuen, Ewan.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung-hin.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

香港堅尼地道四十四號港燈中心
Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
電話/Tel 2843 3111 傳真/Fax 2810 0506
電郵/Email mail@hec.com.hk
www.heh.com

港燈
HK Electric

二零零七年中期業績

董事局主席報告

中期業績

二零零七年集團首六個月未經審核之綜合溢利，經扣除稅項及作管制計劃調撥後，爲港幣二十六億六千萬元，較去年同期增加百分之七點三。相較於二零零六年所得的港幣二十一億二千八百萬元溢利，期內香港電燈有限公司（港燈）溢利爲港幣二十一億四千一百萬元。集團二零零七年首六個月的國際業務溢利爲港幣二億八千六百萬元，較去年同期的港幣二億零九百萬元爲高。集團的國際業務在二零零七年上半年取得較高溢利，是由於營運收入增加，及以澳幣作爲單位的收入因匯率上揚而上升所致。

中期息

董事局宣佈二零零七年度中期息爲每股五角八分（二零零六年爲五角八分）。股息將於二零零七年九月二十一日派發予二零零七年九月二十日已登記在股東名冊之股份持有人。

香港業務

二零零七年首六個月的售電量增長爲百分之一點五。低增長主要是由於春天較清涼和乾燥的天氣，以及受多項節約能源的計劃所影響，以致大幅抵銷香港强勁經濟下的增長動力。相較於二零零六年同期錄得的二千四百三十四兆瓦最高需求量，二零零七年首六個月的最高需求量爲二千四百五十五兆瓦。

南丫發電廠的減少排放計劃在二零零七年上半年繼續進行，包括爲第四號及第五號燃煤機組加裝煙氣脫硫裝置和低氮氧化物燃燒器。第五號機組的加裝工程預期可於二零零九年完成，第四號則於二零一零年。預期在未來數年進行的減排措施將有助公司達到政府二零一零年的減排目標。

港燈首台三百三十五兆瓦的燃氣聯合循環機組，即第九號機組，自二零零六年十月投產以來表現理想，預計南丫發電廠在二零零七年所生產的電力，百分之十五將由天然氣產生。預計至二零一零年底，南丫發電廠逾百分之九十的電力，將由天然氣機組、以及裝配有煙氣脫硫裝置及低氮氧化物燃燒器的發電機組所產生。

容量爲八百千瓦的南丫風采發電站及站內的教育資訊繼續廣受歡迎，成爲公衆認識可再生能源的熱門地點。公司亦正就一項在香港水域興建一百兆瓦的離岸風場計劃進行評估，並根據幾個可行的地點進行選址，有關工作預計今年稍後完成，屆時將會進行環境影響評估研究。

二零零七年上半年，公司繼續在輸配電網絡上作出投資，加强系統的可靠性和穩定性。馬師道 275/132 千伏變電站大樓的建造工程如期進行，預期可於二零零八年八月落成啓用。期內，公司致力爲客戶提供最佳服務，所公佈的十八項服務承諾，全部均能達標。

港燈的客戶在二零零七年首六個月繼續享有世界級的供電服務，供電可靠程度自一九九七年以來一直維持在 99.999%水平。

二零零七年上半年，公司繼續透過「港燈清新能源基金」推廣可再生能源在香港的應用，亦繼續透過智「惜」用電計劃推廣能源效益的教育工作。

公司繼續與香港特別行政區政府，就香港電力市場在管制計劃協議於二零零八年底屆滿後的規管架構進行商討。我們向政府重申，現時的管制計劃協議，以及協議下所載的准許利潤，能確保可就發電及輸配電設施作出所需之長期投資，以達至香港現時所享有之高度穩定和可靠的電力服務。以上高度可靠的電力服務並非世界上其他地區經常可得。任何二零零八年後的規管架構必須確認公司股東多年來在香港電力基建上不斷作出的巨大投資，以及客戶能繼續享有安全可靠電力服務的重要性。

國際業務

二零零七年上半年，集團在澳洲的電力業務錄得滿意的業績，收入有所增長。英國 Northern Gas Networks 的表現亦合乎預期。集團擁有百分之二十五權益的泰國叻丕府一千四百兆瓦燃氣發電廠的建造工程亦進展良好。

展望

在香港，預期低售電增長的趨勢將在二零零七年下半年持續，而高企的燃煤及天然氣價格亦將繼續爲燃料成本帶來壓力，並延續至二零零八年。

二零零七年上半年，集團的國際投資項目表現理想。集團在投資香港以外地區的策略已見裨益，並將繼續以此爲據，減低對香港電力業務溢利的依賴。

本人謹此向董事局仝寅、管理層及全體員工致謝，感謝他們努力不懈，爲集團業務作出貢獻。

主席
霍建寧

香港，二零零七年八月九日

財務回顧

資本開支、流動資金及財政資源

期內之資本開支為港幣六億七千一百萬元，該資本開支主要以來自營運業務所產生之現金提供資金。於二零零七年六月三十日，向外貸款總額為港幣一百四十八億八千一百萬元（二零零六年十二月三十一日為港幣一百四十六億八千九百萬元），包括無抵押之銀行貸款及已發行之債務證券。此外，集團已承擔但未動用之銀行貸款總額為港幣五十七億元（二零零六年十二月三十一日為港幣五十六億八千六百萬元）及可動用之流動資金為港幣一百零九億六千八百萬元（二零零六年十二月三十一日為港幣一百零四億六千二百萬元）。

庫務政策、融資活動及資本結構

本公司按其已獲得董事局通過的庫務政策管理財務風險，目的為確保公司有足夠財政資源，以配合再融資及業務發展之需要。本公司之庫務政策有計劃地管理集團外匯、利率及買賣對手的信貸風險。

於二零零七年一月，香港電燈有限公司（港燈）透過其附屬公司 Hongkong Electric Finance 有限公司，發行港幣五億元五年期票據，票面息率為年息百分之四點三二。

於二零零七年六月三十日，集團之淨負債為港幣三十九億一千三百萬元（二零零六年十二月三十一日為港幣四十二億二千七百萬元），資本負債比率為百分之九（二零零六年十二月三十一日為百分之十）。

集團向外貸款包括外匯及利率掉期合約在內的結構如下：

(一) 百分之七十三以港元為單位及百分之二十七以澳元為單位；

(二) 百分之七十四為銀行貸款及百分之二十六為資本市場工具；

(三) 百分之九貸款在一年內償還，百分之六十二貸款償還期為二至五年及百分之二十九貸款償還期超越五年；

(四) 百分之四十四為定息類別及百分之五十六為浮息類別。

集團按其庫務政策積極管理外幣及利率風險。衍生金融工具主要用作管理利率及外匯風險，並非作投機性用途。為控制信貸風險，集團只與信貸素質良好的機構進行與財務有關的交易。

集團的政策是將一部分債項組合維持為定息或上限息類別。以定息或浮息貸款或採用利率掉期或利率上限合約管理利率風險。於二零零七年六月三十日，集團貸款中的百分之四十四為定息類別。

集團的外匯風險主要來自海外投資，以及進口予港燈的燃料和資本設備所產生的費用。集團運用遠期合約及外匯掉期合約以管理外幣交易風險。於二零零七年六月三十日，集團超過百分之九十九之交易風險以美元為單位或已作對沖為港元或美元為單位。為緩和海外投資所產生的外匯風險，在適當時候集團會以投資項目所在地的貨幣提供項目所需的債務融資。外幣匯率波動會對折算該海外投資之資產淨值時構成影響，由此產生的匯兌差額會包括在集團之儲備賬目內。

於二零零七年六月三十日，未履行的衍生金融工具合約名義總額為港幣六十三億九千七百萬元（二零零六年十二月三十一日為港幣五十三億零六百萬元）。

集團資產押記

集團抵押一聯營公司之股份，作為該聯營公司項目融資貸款的部分抵押安排。於二零零七年六月三十日，集團應佔該聯營公司之賬面值為港幣一億一千五百萬元（二零零六年十二月三十一日為港幣七千五百萬元）。

或有債務

於二零零七年六月三十日，本公司就附屬公司之銀行及其他貸款額及就附屬公司之財務承擔合共港幣五十八億五千六百萬元（二零零六年十二月三十一日為港幣五十五億六千三百萬元）作出擔保及賠償保證。在該或有債務中，港幣五十五億九千一百萬元（二零零六年十二月三十一日為港幣五十二億五千七百萬元）已反映在集團的綜合資產負債表內。

於二零零七年六月三十日，集團的全資附屬公司港燈就一項於租約期滿日之港幣二億一千萬元（二零零六年十二月三十一日為港幣二億一千萬元）設備租賃價值而向第三者作出擔保。

僱員

集團採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零七年六月三十日止之六個月，除董事酬金外，集團的員工薪酬總支出達港幣四億二千一百萬元（二零零六年六月三十日為港幣四億三千七百萬元）。於二零零七年六月三十日，集團長期僱員人數為一千八百九十名（二零零六年六月三十日為一千九百六十名）。集團並無優先認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦透過課堂訓練及網絡授課提供管理及職務技術、語言技巧、電腦知識、與本行業有關的技術及各樣與工作相關的訓練課程，藉此增加員工多方面的技術和知識。

其他資料

暫停過戶登記

爲確定可享有收取中期股息權利的股東名單，本公司將由二零零七年九月十三日星期四至二零零七年九月二十日星期四（首尾兩日包括在內）暫停辦理股票過戶工作。凡擬獲派中期股息者，務須於二零零七年九月十二日星期三下午四時三十分前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址爲香港灣仔皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

購回、出售或贖回本公司之股份

截至二零零七年六月三十日止六個月內，本公司及其附屬公司並無購回、出售或贖回本公司之股份。

企業管治常規守則

除各非執行董事無指定任期但須每三年一次輪値退任並接受重選外，本公司在截至二零零七年六月三十日止六個月內均有遵守香港聯合交易所有限公司證券上市規則附錄十四所載的企業管治常規守則內適用守則的規定。

香港電燈集團有限公司
未經審核綜合損益表
截至二零零七年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零七年 港幣百萬元	二零零六年 港幣百萬元
營業額	三	**5,841**	5,653
直接成本		**(2,041)**	(1,989)
		3,800	3,664
其他收入及收益淨額		**552**	417
其他營運成本		**(432)**	(404)
財務成本		**(318)**	(181)
經營溢利		**3,602**	3,496
應佔聯營公司溢利減虧損		**126**	73
除稅前溢利	四	**3,728**	3,569
所得稅	五	**(568)**	(572)
除稅後溢利		**3,160**	2,997
管制計劃調撥撥入：	六		
發展基金		**(500)**	(518)
減費儲備		**-**	-
		(500)	(518)
股東應佔溢利			
香港業務		**2,374**	2,270
海外業務		**286**	209
本期溢利		**2,660**	2,479
中期股息	七	**1,238**	1,238
每股溢利 － 基本及攤薄	八	**125分**	116分
每股中期股息	七	**58分**	58分

香港電燈集團有限公司
綜合資產負債表
於二零零七年六月三十日

	附註	(未經審核) 二零零七年 六月三十日 港幣百萬元	(經審核) 二零零六年 十二月三十一日 港幣百萬元
非流動資產			
固定資產			
- 物業、機器及設備		**41,416**	41,763
- 在建造中資產		**2,312**	2,355
- 根據經營租賃持作自用之租約土地權益		**2,350**	2,378
		46,078	46,496
聯營公司權益		**6,944**	6,339
其他非流動財務資產		**1,687**	1,687
衍生金融工具		**80**	47
遞延稅項資產		**1**	1
僱員退休福利資產		**584**	578
		55,374	55,148
流動資產			
存貨		**477**	484
應收營業及其他賬項	九	**1,589**	1,119
燃料價條款賬		**393**	566
現金及現金等值	十	**10,968**	10,462
		13,427	12,631
流動負債			
應付營業及其他賬項	十一	**(841)**	(1,095)
銀行透支－無抵押		**-**	(4)
銀行貸款及其他貸款流動部分		**(1,416)**	(1,089)
本期稅項		**(871)**	(551)
		(3,128)	(2,739)
流動資產淨額		**10,299**	9,892
總資產減流動負債		**65,673**	65,040
非流動負債			
計息貸款		**(13,465)**	(13,596)
衍生金融工具		**(15)**	(1)
客戶按金		**(1,559)**	(1,537)
遞延稅項負債		**(5,441)**	(5,432)
僱員退休福利負債		**(388)**	(389)
		(20,868)	(20,955)
減費儲備		**-**	-
發展基金		**(500)**	-
資產淨值		**44,305**	44,085
資本及儲備			
股本		**2,134**	2,134
儲備		**42,171**	41,951
本公司股東應佔之股本權益總額		**44,305**	44,085

附註:

一. 審閱簡明中期財務報表

本簡明中期財務報表乃未經審核，但已由審計委員會作出審閱。

二. 編製的基準

本簡明中期財務報表乃根據香港聯合交易所有限公司證券上市規則及香港會計師公會所頒佈之香港會計準則第三十四號「中期財務報告」之適用的規定所編製而成。

本簡明中期財務報表應與二零零六年年度財務報表一併閱覽。

編製本簡明中期財務報表所採用之會計政策與計算方法，與編製二零零六年年度財務報表所採用者一致，惟採納香港會計師公會頒佈必需於二零零七年一月一日開始的年度期間生效之新準則、準則之修訂及詮釋則除外。下列新準則、準則之修訂及詮釋須於截至二零零七年十二月三十一日止財政年度實行。

(a) 對香港會計準則第一號之修訂「財務報表之呈報：資本披露」（於二零零七年一月一日或其後開始的年度期間生效）

(b) 香港財務報告準則第七號「金融工具：披露」（於二零零七年一月一日或其後開始的年度期間生效）

(c) 香港（國際財務報告準則詮釋委員會）第七號「採用根據香港會計準則第二十九號惡性通脹經濟財務報告之重列處理法」（於二零零六年三月一日或其後開始的年度期間生效）

(d) 香港（國際財務報告準則詮釋委員會）第八號「香港財務報告準則第二號之範圍」（於二零零六年五月一日或其後開始的年度期間生效）

(e) 香港（國際財務報告準則詮釋委員會）第九號「嵌入式衍生工具之重估」（於二零零六年六月一日或其後開始的年度期間生效）

採納此等新準則、準則之修訂及詮釋對本集團於本期及過往期間之業績及財務狀況概無重大財政影響。

二. 編製的基準（續）

本集團並無提早採納以下已頒佈但於截至二零零七年十二月三十一日止會計期間尚未正式生效之新／經修訂準則及詮釋。本集團現正對此等新／經修訂準則及詮釋於初始應用期間對本集團業績及財政狀況的影響進行評估。

		於下列日期或其後開始之年度期間生效
香港會計準則第二十三號（經修訂）	借貸成本	二零零九年一月一日
香港財務報告準則第八號	經營分部	二零零九年一月一日
香港（國際財務報告準則詮釋委員會）第十一號	香港財務報告準則第二號 — 集團及庫存股份交易	二零零七年三月一日
香港（國際財務報告準則詮釋委員會）第十二號	服務經營權安排	二零零八年一月一日

三. 營業額及分部資料

本集團於本財政期內的主要業務及經營地區分析如下：

	營業額 截至六月三十日止之六個月		經營溢利 截至六月三十日止之六個月	
	二零零七年 港幣百萬元	二零零六年 港幣百萬元	**二零零七年 港幣百萬元**	二零零六年 港幣百萬元
主要業務				
電力銷售及電力有關收入	**5,818**	5,634	**3,404**	3,281
技術服務收入	**23**	19	**4**	4
未分配及其他項目	**-**	-	**50**	76
	5,841	5,653	**3,458**	3,361
利息收入			**486**	327
財務成本			**(318)**	(181)
未分配的集團支出			**(24)**	(11)
經營溢利			**3,602**	3,496

三. 營業額及分部資料（續）

經營地區

	營業額 截至六月三十日止之六個月 二零零七年 港幣百萬元	 二零零六年 港幣百萬元
香港	**5,832**	5,647
其他亞洲國家及其他地區	**9**	6
	5,841	5,653

四. 除稅前溢利

	截至六月三十日止之六個月 二零零七年 港幣百萬元	 二零零六年 港幣百萬元
除稅前溢利已扣除／（計入）下列項目：		
折舊		
期內之折舊費用	**1,042**	1,008
減去：折舊資本化	**(63)**	(67)
	979	941
租約土地攤銷	**28**	27
變賣固定資產溢利淨額	**-**	(3)

五. 所得稅

	截至六月三十日止之六個月 二零零七年 港幣百萬元	 二零零六年 港幣百萬元
本期稅項		
本公司及其附屬公司 — 香港	**572**	542
— 海外	**1**	-
	573	542
遞延稅項		
本公司及其附屬公司 — 香港	**(5)**	29
— 海外	**-**	1
	(5)	30
總額	**568**	572

香港利得稅準備乃按照期內的估計應課稅溢利以稅率百分之十七點五（二零零六年為百分之十七點五）計算。海外稅項準備乃按照期內的估計應課稅溢利以適用的稅率計算。

六. 管制計劃調撥

管制計劃調撥乃一項年中之暫計調撥。管制計劃調撥之確實數目只能於年底結算時根據管制計劃確定。

七. 中期股息

在資產負債表日後，董事局宣佈派發中期股息如下:

	截至六月三十日止之六個月 二零零七年 港幣百萬元	 二零零六年 港幣百萬元
中期股息每股五角八分 （二零零六年爲每股五角八分）	**1,238**	1,238

八. 每股溢利

每股溢利是按照本期內本公司股東應佔溢利港幣二十六億六千萬元（二零零六年爲港幣二十四億七千九百萬元）及本期內已發行 2,134,261,654 普通股（二零零六年爲 2,134,261,654 普通股）計算。

九. 應收營業及其他賬項

	二零零七年 六月三十日 港幣百萬元	二零零六年 十二月三十一日 港幣百萬元
衍生金融工具	**10**	19
應收賬項（參閱下列附註）	**1,579**	1,100
	1,589	1,119
應收賬項賬齡分析如下：		
現在或少於一個月過期未付	**848**	596
一至三個月過期未付	**24**	29
超過三個月但少於十二個月過期未付	**9**	10
總應收營業賬項（參閱下列附註）	**881**	635
定金、預付款項及其他應收賬項	**698**	465
	1,579	1,100

發給家庭、小型工業、商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬，則香港電燈有限公司可另加百分之五附加費於賬單內。

十. 現金及現金等值

	二零零七年 六月三十日 港幣百萬元	二零零六年 十二月三十一日 港幣百萬元
銀行及其他財務機構之存款	**10,927**	10,435
銀行存款及現金	**41**	27
	10,968	10,462

十一. 應付營業及其他賬項

	二零零七年 六月三十日 港幣百萬元	二零零六年 十二月三十一日 港幣百萬元
應付賬項（參閱下列附註）	**832**	1,090
衍生金融工具	**9**	5
	841	1,095

應付賬項賬齡分析如下：		
一個月內或接獲通知時到期	**185**	349
一個月後但三個月內到期	**176**	267
三個月後但十二個月內到期	**432**	441
	793	1,057
其他應付賬項	**39**	33
	832	1,090

董事局

於本公佈日期，本公司董事為：

執行董事：	霍建寧先生（主席）、曹棨森先生（集團董事總經理）、周胡慕芳女士（亦為霍建寧先生及陸法蘭先生之替任董事）、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生。
非執行董事：	夏佳理先生、麥理思先生及余立仁先生。
獨立非執行董事：	顧浩格先生、佘頌平先生及黃頌顯先生。

END